

RECEIVED
2010 MAR -9 A 7:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

12 February 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	12 February 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	31,700	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	4,783,624
		After change	4,751,924
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.27%
		After change	0.27%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$131,414.16	

Kwong Sook May
Company Secretary

February 12, 2010



PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP COMMENCES CONSTRUCTION OF US$1 BILLION SALALAH INDEPENDENT WATER AND POWER PLANT IN OMAN

Salalah, Oman, February 10, 2010 – Sembcorp today celebrated the groundbreaking ceremony for its US$1 billion Salalah Independent Water and Power Plant (Salalah IWPP) in Oman. The ceremony was graced by H.E. Sheikh Mohammed bin Marhoon bin Ali Al Ma'amri, Minister of State and Governor of Dhofar, Oman, the Guest of Honour, and witnessed by Dr Yaacob Ibrahim, Singapore's Minister for the Environment and Water Resources. They were joined by senior management representatives from Sembcorp and its partner in the project, the Oman Investment Corporation.

Targeted to begin full commercial operations in the first half of 2012, the Salalah IWPP will consist of a gas-fired power plant which will have a net capacity of 445 megawatts and a seawater desalination plant which will employ reverse osmosis technology to produce 15 million imperial gallons per day of water.

Commenting on the event, Dr Yaacob said, "This is one of the largest utility projects that a Singapore company has clinched in the global market. Before this, Singapore companies had secured more than $130 million worth of contracts in Oman. Sembcorp's project represents the single largest stake by a Singapore company in Oman and increases our investments in Oman seven-fold. It takes the close bilateral ties between Oman and Singapore to an even higher level."

Sembcorp's success in securing the project, which followed a competitive bidding process involving other global utilities companies, attests to its growing standing as an international energy and water player.

Mr Tang Kin Fei, Sembcorp's Group President & CEO said, "We at Sembcorp are very happy to celebrate this important milestone for our first project in Oman. This facility will be the largest and most efficient power and water plant in Dhofar, and will play a major role in meeting the region's growing power and water needs. Together with our partner, we are confident that that we can deliver the project successfully and contribute towards supporting the continued growth and development of the region."

- END -



For analysts' and media queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading utilities and marine group. With facilities with over 3,800 megawatts of installed power capacity and over 4 million cubic metres of water under management per day, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom and the Middle East. In addition, it is a world leader in marine and offshore engineering, as well as an established developer of integrated industrial townships in Asia.

Sembcorp Industries has total assets of over S$9 billion and employs around 7,000 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.



ABOUT SEMBCORP INDUSTRIES IN THE MIDDLE EAST

The Middle East is one of Sembcorp's targeted regions for growth for its energy and water business. First announced in November 2009, the Salalah IWPP will be Sembcorp's second combined power-and-desalination investment in the Middle East, where it has been operating since 2006.

Sembcorp's first project in the Middle East was the Fujairah Independent Water and Power Plant (Fujairah IWPP) in the United Arab Emirates, which the company owns and operates. The facility incorporates the world's largest operating hybrid desalination plant, and following its project completion in March 2009 after an expansion to its power capacity, the Fujairah IWPP now has a power generation capacity of 893 megawatts and a desalination capacity of 100 million imperial gallons of water per day.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	5 February 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	43,800	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	4,827,424
		After change	4,783,624
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.27%
		After change	0.27%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$181,575.40	

Kwong Sook May
Company Secretary

February 5, 2010

SEMBCORP INDUSTRIES LIMITED ANNOUNCEMENT FOR THE YEAR 2010 –FROM JANUARY 2010 TO

NOTICE OF USE OF TREASURY SHARES

8 January 2010	Notice of use of treasury shares – Exercise of Share Options (1,125 shares)
15 January 2010	Notice of use of treasury shares – Exercise of Share Options (79,875 shares)
22 January 2010	Notice of use of treasury shares – Exercise of Share Options (18,000 shares)
29 January 2010	Notice of use of treasury shares – Exercise of Share Options (196,250 shares)
5 February 2010	Notice of use of treasury shares – Exercise of Share Options (43,800 shares)
12 February 2010	Notice of use of treasury shares – Exercise of Share Options (31,700 shares)

OTHERS

8 January 2010	Sembcorp Industries winds up inactive subsidiaries – Sembcorp Recycling MRF Pte. Ltd. And Sembenviro Resource Recovery Pte. Ltd.
13 January 2010	Sembcorp breaks Ground for Fourth Vietnam Singapore Industrial Park
21 January 2010	Notification Pursuant to Rule 704(11) of the Listing Manual
25 January 2010	Date of Release for SCI's Full Year 2009 Financial Results
27 January 2010	Sembcorp signs Joint Venture Agreement to expand water business into Southern China
10 February 2010	Sembcorp commences construction of US$1 Billion Salalah Independent Water And Power Plant in Oman